09056012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestor Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian C. Baker (312) 641-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

RECD S.E.C.
MAR 2 2009
503

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestor Capital Securities Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 23rd day of February, 2009.

Thomas M. Rowan

Notary Public

Signature

President

Title

OFFICIAL SEAL
THOMAS M ROWAN
Notary Public - State of Illinois
My Commission Expires May 27, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vestor Capital Securities Corporation
Chicago, Illinois 60606

I have audited the accompanying statement of financial condition of Vestor Capital Securities Corporation as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vestor Capital Securities Corporation as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 23, 2009

VESTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash		$ 712,269
Deposits with broker		27,350
Other assets		922
Total assets		$ 740,541

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 13,237
Stockholder's Equity		
Common stock, voting no par value; authorized 1,000 shares; issued and outstanding 750 shares	$ 75,000	
Paid-in capital	49,511	
Retained earnings	602,793	
Total stockholder's equity		727,304
Total liabilities and stockholder's equity		$ 740,541

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Organization

Description of the Company

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities is a wholly owned subsidiary of Vestor Capital Coporation (Vestor Capital) the parent Company. Vestor Capital has operated a broker/dealer and investment advisor since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to Vestor Capital which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of Vestor Capital's broker-dealer operations.

Basis of Presentation

The accompanying financial statements are presented on a non-consolidated basis and represent the financial records of Vestor Securities only.

Summary of Significant Accounting Policies

Vestor Securities is a registered securities broker/dealer. Customer accounts are carried with Pershing, LLC on a fully disclosed basis pursuant to an agreement with Vestor Securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission income is earned and recorded on the settlement date of the transaction.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

The Company has elected S Corporation status for federal income tax purposes as a qualified Subchapter S subsidiary. Income taxes are therefore the responsibility of the Company's shareholders. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

Deposits with Broker (continued)

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2008.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $726,382 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Related Party Transactions

Vestor Securities is obligated for payments to registered personnel along with various other direct expenses.

Vestor Securities has entered into an expense sharing agreement with Vestor Capital, the Parent whereby Vestor Capital has agreed to pay reasonably agreed upon overhead and operating expenses and liabilities of Vestor Securities.

During the year ended December 31, 2008, Vestor Capital paid the following amounts on behalf of Vestor Securities and Vestor Securities reimbursed these amounts to Vestor Capital:

Officers Salaries	$ 55,150
Staff Salaries	81,900
Telephone	38,225
Stationery	8,000
Rent	27,525
Equipment and leasehold repairs	2,850
Quotation services	3,525
Professional fees	6,475
Insurance	28,325
Depreciation/equipment usage	9,050
Other expenses	18,225
Total	$ 279,250

VEŠTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)